EXHIBIT A

DRAFT RESPONSE LETTER

David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

October [XX], 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 248, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 252, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the DEMZ Political Contributions ETF (referred to as the “Bleu 75 Political Contributions ETF” in the Amendment) (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Reflection Asset Management, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please confirm that the Fund’s ticker symbol will be updated on EDGAR and the prospectus and SAI cover pages.

Response. The Trust confirms that the Fund’s ticker symbol will be updated on EDGAR and on the prospectus and SAI cover pages.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

October [XX], 2020

Comments on the Prospectus

2.	Comment. The Staff notes that the disclosures relating to investment company shareholder reports, Investment Company Act Release No. 33115, do not yet include the telephone number for shareholders to call to request paper or electronic versions of the Fund’s shareholder reports. Please confirm that the telephone number will be updated on the prospectus cover page and please confirm that it will be toll free.

Response. The Trust confirms that the telephone number will be updated on the prospectus cover page and it will be toll free.

3.	Comment. Please revise the Fund’s investment objective to indicate that the Fund will “track” or “correlate to” the performance of the Index rather than “correspond generally” to the Index and use the revised term consistently throughout the registration statement.

Response. The Trust believes that the use of the term “correspond generally” in the Fund’s Investment Objective disclosed in the Amendment is appropriate. Nevertheless, in response to this Comment, the Fund’s investment objective has been revised to provide that the Fund “seeks to track the total return performance, before fees and expenses, of” the Index.

4.	Comment. With regard to the “Other Expenses” line item in the Fund’s fee table, please explain why the figure provided is 0.00% or update as necessary.

Response. The Trust believes the fee table is appropriately prepared. The Adviser has a unitary management fee. Pursuant to this arrangement, the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser provides that the Adviser will pay all expenses incurred by the Fund except for: the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, “Excluded Expenses”). Such Excluded Expenses are not anticipated to exceed 0.01% of the Fund’s average daily net assets for its initial fiscal period. Therefore, the Fund has not included such expenses in the “Other Expenses” line item in the Fund’s fee table.

Rebecca Marquigny, Esq.

October [XX], 2020

5.	Comment. In the “Principal Investment Strategies” section:

a.	Please note that the Staff considers fund names from the perspective of what a reasonable investor would expect. Where, as here, the name of the Fund and the Index are synonymous, the Staff believes a reasonable investor would assume that the Fund invests in the constituents of the Index. Please disclose that the Fund will have a policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities included in the Index.

Response. The requested change has been made.

b.	(i) Please include a brief statement explaining what the Index is designed to do or what exposure the Index is intended to provide. (ii) Please supplementally explain in your response letter how the Index Provider intends to market the Index.

Response. (i) The requested change has been made. (ii) The Adviser has represented to the Trust that (1) it will market the Fund only and will not market the Index as a separate product; (2) the Index will be referenced only in Fund-related materials as permitted by applicable disclosure and disclaimer requirements; and (3) the Adviser does not foresee using the Index to create any additional products at this time.

c.	Please clarify how Blue ETFs, Inc. (“Blue”) establishes the licensed universe of companies from which the Adviser creates the Index and specifically clarify how Blue determines whether a company satisfies the 75% minimum threshold for corporate political contributions. For example, please address: (i) the degree of control the Adviser has over the standards Blue uses to decide if the company meets the 75% threshold; (ii) the Federal Election Commission contribution data Blue can or must consider; (iii) whether Blue may consider contribution information from sources other than the Federal Election Commission and, if so, the standards that apply; (iv) Blue’s methodology for identifying a “Democratic Party cause” for purposes of establishing the 75% threshold; (v) the level of interpretative discretion Blue can exercise in determining what qualifies as a Democratic Party cause; (vi) what defines an employee as a “senior manager” for purposes of including employee corporate political contributions in the 75% threshold; and (vii) the standards that apply to political donations by individuals.

Response. As part of the requested clarification, the phrase Democratic Party “causes” has been deleted, such that only contributions made to Democratic Party candidates and political action committees are included in the calculation to determine whether a company satisfies the 75% contribution threshold. In this regard Blue divides the political contributions made by a company and its senior management to Democratic Party candidates (as determined by the candidates’ declared party allegiance and registration) and political action committees (that have been registered with the Democratic Party) by the total amount of political contributions made by a company and its senior management. Political “causes” are not part of the calculation and such language has been deleted.

Rebecca Marquigny, Esq.

October [XX], 2020

(i)       The Adviser has represented to the Trust that it has no control over the standards Blue uses to decide if the company meets the 75% threshold. The mathematical formula used to determine whether a company satisfies the 75% threshold is developed and applied independent of the Adviser.

(ii)       The requested change has been made.

(iii)       The Adviser has represented to the Trust that Blue may not consider contribution information from sources other than the Federal Election Commission. The prospectus has been updated accordingly.

(iv)       As discussed above, the reference to Democratic Party “causes” has been deleted because causes are not used for purposes of determining whether a company satisfies the 75% threshold.

(v)       As discussed above, the reference to Democratic Party “causes” has been deleted because causes are not used for purposes of determining whether a company satisfies the 75% threshold.

(vi)       The Adviser has represented to the Trust that the Index defines senior managers as those individuals required to be disclosed in the company’s Form 10K or financial supplements. The prospectus has been updated accordingly.

(vii)       The Adviser has represented to the Trust that the Index applies the same standards regarding political contributions to individuals as it applies to entities. In this regard, all political contributions that are required to be reported to the Federal Election Commission as defined by Federal Election Law and Statute are treated identically, and the method of calculation for inclusion in the Index whether made by an individual that is a senior manager of a company or the company itself, are indistinguishable. As the disclosure does not distinguish the political contributions of companies and their senior managers in any way, the Trust believes that the disclosure conveys that the Index applies the same standards to both.

Rebecca Marquigny, Esq.

October [XX], 2020

d.	Please supplementally discuss in your response letter the diligence the Adviser conducts on the Index construction methodology undertaken by Blue, including procedures it performs to validate the data from a completeness and accuracy perspective. For example, to the extent that Federal Election Commission data excludes certain contributions such as state or local elections or is subject to delayed reporting requirements, please indicate how the Adviser considers investor expectations. Please also consider adding risk disclosure related to the foregoing, if appropriate.

Response. The Adviser believes that the mathematical formula used to determine whether a company satisfies the 75% threshold is straightforward and immutable. The Adviser has represented to the Trust that it performed extensive due diligence on Blue’s methodology and the calculation and compilation of the Index’s investible list. On an on-going basis, any changes to the Index constituents are reviewed by the Adviser prior to Index publication. The Index’s reliance on Federal Election Commission data is disclosed in the prospectus, and, in response to this Comment, the prospectus has been revised to disclose:

“The FEC has jurisdiction over the financing of campaigns for the U.S. House of Representatives, Senate, Presidency and Vice Presidency. The Index does not take into account political contributions that are not reported to the FEC (“Excluded Contributions”), such as contributions to state and local elections and organizations that qualify for tax exemption under Rule 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).”

In addition, related disclosure has been added to the “Methodology Risk” factor.

e.	Regarding the optimization process applied to the Index universe: (i) Please describe what a Monte Carlo simulation is in Plain English. (ii) Please describe the optimization process in greater detail and in Plain English, including what it is and what it is designed to do. (iii) Please clarify how “a medium-term (eighteen-month) time horizon on company fundamental characteristics” is utilized in the Index construction process. (iv) Please describe in greater detail the two primary constraints and how they are applied in the Index construction process. (v) Please clarify the amount of discretion the Adviser can exercise in selecting, weighting, and maintaining the Index components that result from the application of the optimization process. (vi) Please provide the number or range of constituent companies in the Index.

Response. (i) and (ii): The requested changes have been made. As part of these changes, the term “Monte Carlo” simulation has been replaced with “financial model.” (iii) The requested change has been made. (iv) The Adviser believes that the manner in which the constraints (now referred to as “rules” in the prospectus) operate are fully disclosed in the prospectus. However, in response to this Comment, additional disclosure has been added relating to the purpose of the constraints. (v) The requested change has been made. (vi) The requested change has been made.

Rebecca Marquigny, Esq.

October [XX], 2020

f.	Regarding the last sentence of the second paragraph: (i) Please clarify whether the Fund follows the reconstitution and rebalance schedule of the Index strictly. (ii) If so, please state that the reconstitution and rebalancing of the Index is the responsibility of the index provider.

Response. (i) The requested change has been made. (ii) The requested change has been made.

g.	Please provide the Staff with a model portfolio of the Fund.

Response. A model Index construction as of the Index’s September 30, 2020 rebalancing is attached hereto as Appendix A, which represents the Fund’s anticipated portfolio at launch.

h.	(i) Please clarify how the Index maintenance methodology affects the Fund’s holdings. (ii) Please indicate who is responsible for maintaining the Index after its initial construction. For example, please clarify whether Blue is required to update the licensed initial universe continuously or at specified intervals. Please clarify whether the Adviser is required to reconstitute the Index and the Fund over the same period and, if so, please provide the circumstances. (iii) If the amount and quality of the applicable data will vary throughout an election cycle, please disclose the resulting effects on the Index’s composition. (iv) Please explain the recourse taken when a company is removed from the S&P 500 after the Adviser applies the optimization process and includes the company in the Index. Please additionally indicate whether the result is the same if the company stays on the S&P 500 but its percentage of qualifying political investments shifts to below 75%. (v) If an Index constituent’s fundamentals change in the 18-month time horizon referenced in the disclosure, please indicate whether the change triggers a reconstitution of the Index and, if so, under what circumstances. For instance, if the effects of COVID-19 affect the fundamentals of the company, please clarify when this would be reflected in the Index and the Fund. (vi) Please supplementally explain in your response letter how the above scenarios would affect the universe of Index constituents, the composition of the Index and the management of the Fund’s holdings.

Rebecca Marquigny, Esq.

October [XX], 2020

Response. (i) The Trust believes that the current disclosure clearly states how the Index maintenance methodology affects Fund holdings. Specifically, the first sentence of the third paragraph of this section in the Amendment (which is the new seventh paragraph) discloses that the Fund generally invests all, or substantially all, of its net assets in the component securities that make up the Index constituents. The next sentence states that the Adviser generally employs a replication strategy in constructing the Fund’s portfolio. References to the use of representative sampling have been removed. Accordingly, the Trust believes the current disclosure concisely and clearly conveys to investors that the Fund will replicate the Index whenever the Index rebalances or is reconstituted.

(ii) The requested changes have been made.

(iii) The Adviser has represented to the Trust that the Federal Election Commission has strict rules governing the type, amount, and disclosure of political contributions and only in the instance of outright fraud in the reporting of this data to the Federal Election Commission, which is a criminal offense, would the quality of political contributions data vary. The Adviser does believe this would have a material impact on the quality of data used in the Index. Nevertheless, in response to this Comment, related disclosure has been added to the “Methodology Risk” factor.

(iv) The requested change has been made.

(v) The Adviser has represented to the Trust that a change in an Index constituent’s fundamentals in the 18-month time horizon referenced in the disclosure does not trigger a reconstitution of the Index. Rather, the Index is reconstituted on the quarterly S&P 500 rebalancing schedule, unless a company is removed from the Index between such rebalancings in connection with a concurrent removal from the S&P 500. The Trust believe that the prospectus, as revised, clearly conveys the rebalancing and reconstitution methodology. Accordingly, no disclosure has been added in response to this Comment.

(vi) The Index is constructed using a rules-based methodology. The investable universe is provided to the Adviser by Blue under an exclusive licensing agreement. The potential universe is then run through a commercially available and widely used software program that performs Monte Carlo simulations attempting to create a “best fit” or “optimum” portfolio based on the two constraints disclosed in the prospectus. This process determines the constituent weightings. The Index is then distributed to the Index calculation and publication agent. The Fund’s Sub-Adviser adjusts the Fund’s holdings to replicate the Index in terms of positions and weights at the open on the following Monday after the third Thursday of each quarter. This process in its entirety is repeated each quarter following the S&P 500 rebalance schedule. Positions that are removed from the S&P 500 for any reason, including a corporate action, merger, delisting, bankruptcy, etc. between quarterly rebalances are sold. New positions can only be added at a quarterly rebalance and neither the Adviser, nor Blue, nor the calculation agent maintains any discretion as to security eligibility or its inclusion or sizing in the Index or Fund.

Rebecca Marquigny, Esq.

October [XX], 2020

i.	Please describe the methodology used to weight constituents in the Index.

Response. The requested change has been made in the discussion of the financial model, which is the sole source of weighting the Index constituents.

j.	(i) Please supplementally confirm in your response letter that the Adviser’s exercise of discretion to invest in securities other than Index constituents will be consistent with (a) how the Prospectus describes the types of companies to which the Fund will be exposed, (b) how the Prospectus describes the replication strategy that the Adviser may utilize and (c) passive management of the Fund. (ii) In the “Principal Risks” section, please disclose that the Fund could hold investments that do not align with Democratic campaigns or causes when the Adviser uses non-Index component investments to track the Index.

Response. (i)(a), (b) and (c): The Adviser has represented to the Trust that only a replication strategy will be used to track the Index. Accordingly, the referenced disclosure has been removed. (ii) As noted in the immediately preceding response, the Adviser has represented to the Trust that it will not use non-Index component investments to track the Index. Accordingly, the use of non-Index components to track the Index is not a principal risk of the Fund, and no disclosure has been added in response to this Comment.

k.	The Staff notes that the Index is developed by and property of the Adviser. Therefore:

(i)	Please provide the authority upon which the Fund is reserving the right to concentrate and diversify to the same extent as the Index is so concentrated or diversified.

Response.        The referenced language has been removed.

Rebecca Marquigny, Esq.

October [XX], 2020

(ii)	Please specifically discuss the affiliation of the Fund, the Index and the provider relationship and demonstrate that they are consistent with authority and precedent noted above.

Response. The referenced language has been removed.

(iii)	In addition, if the Index is presently concentrated any industry, please disclose such industry or industries and include disclosure in the “Principal Risks” section relating to concentration in such industries.

Response. The Adviser has confirmed to the Trust that the Index, and in turn the Fund, is not presently concentrated in any particular industry and will not be concentrated in any particular industry at the time the Fund commences operations. Accordingly, no disclosure has been added in response to this Comment.

6.	Comment. In the “Principal Risks” section:

a.	Please add a description of Concentration Risk. Please note that this disclosure is independent of any industry risk disclosure that might be included from the immediately preceding comment.

Response. As noted in response to Comment 5(k)(iii), the Index will not be concentrated in any particular industry at the time the Fund commences operations. Accordingly, Concentration Risk is not a principal risk of investing in the Fund, and no related disclosure has been added in response to this Comment.

b.	Under “Methodology Risk,” regarding the statement that there is no guarantee that the Index will produce the intended result, please clarify the intended result.

Response. In response to this Comment, the referenced language has been revised to disclose that there is no guarantee that the Index methodology will result in the Fund achieving positive investment returns or outperforming other investment products.

7.	Comment. Under the “Index Information/Trademark License/Disclaimers” section, please expressly confirm that the Fund is not being assessed any fees or other charges for tracking the Index.

Response. The requested change has been made.

Rebecca Marquigny, Esq.

October [XX], 2020

8.	Comment. Under “More Information about the Fund’s Investment Objective and Strategies” section, please describe the circumstances under which the Adviser or Sub-Adviser would purchase securities not yet represented in the Index or sell securities in anticipation of their removal from the Index. Please explain how the exercise of such discretion is consistent with a passive indexing strategy.

Response. The Adviser has represented to the Trust that only a replication strategy will be used to track the Index. Accordingly, the requested disclosure has been deleted.

9.	Comment. Under the “More Information about Risk” section:

a.	Please consider revising or removing the second sentence of the first paragraph.

Response. The requested change has been made.

b.	Under “Equity Market Risk,” please consider deleting the penultimate sentence.

Response. The requested change has been made.

c.	With regard to the “Sector Risk” disclosure, if the composition of the Index currently creates a risk in any sector, please (i) disclose the risks of investing in that sector and (ii) explain why that sector is currently heavily represented in the Fund’s portfolio.

Response. (i) The Fund is expected to focus its investments in the Information Technology sector upon commencement of operations. Accordingly, related disclosure has been added. (ii) The Fund will focus its investments in the Information Technology sector at launch because the Index will be focused in the Information Technology sector at the time of the Fund’s launch. The Index will be so focused because companies in the S&P 500 that pass the Index’s political contributions screen are represented more heavily in the Information Technology sector than other sectors of the economy.

d.	Under the “Index Tracking Risk,” please reconcile the disclosure regarding Fund expenses and the costs associated with buying and selling securities in rebalancing efforts with the 0.00% provided in the Fund’s fee table for “Other Expenses.”

Rebecca Marquigny, Esq.

October [XX], 2020

Response. The Fund bears the cost of Excluded Expenses, including costs associated with buying and selling securities in rebalancing efforts. Excluded Expenses thus contribute to tracking error, notwithstanding the fact that such Excluded Expenses are not estimated to exceed 0.01% and thus are not reflected in the “Other Expenses” line item in the Fund’s fee table.

e.	Please supplementally explain how the last paragraph under the “Trading Risk” disclosure is consistent with the Fund’s passive management strategy.

Response. The referenced paragraph has been deleted.

f.	Please consider expanding the scope of the “Methodology Risk” discussion by providing factors that may challenge the accuracy of the political contribution data. Alternatively, please indicate why such disclosure is unnecessary.

Response. Similar to the response to Comment 5(h)(iii), the Adviser has represented to the Trust that the Federal Election Commission has strict rules governing the type, amount, and disclosure of political contributions and only in the instance of outright fraud in the reporting of this data to the Federal Election Commission, which is a criminal offense, would there be a principal risk to the Fund regarding the accuracy of reported political contributions data. The Federal Election Commission itself is an independent agency that publishes its reports to both the U.S. Senate and House of Representatives. Nevertheless, in response to this Comment, related disclosure has been added to the “Methodology Risk” factor.

10.	Comment. Please confirm supplementally that any acquired fund fees and expenses do not exceed 0.01%. Please also confirm that the Excluded Expenses under the investment advisory agreement are consistent with the Fund’s fee table.

Response. The Trust confirms that any acquired fund fees and expenses do not exceed 0.01% and that the Excluded Expenses under the investment advisory agreement are consistent with the Fund’s fee table.

11.	Comment. With regard to the “Distribution Plan” section, please confirm that the Board has not yet approved the implementation of a Rule 12b-1 fee, so no fee is presently being assessed. Alternatively, please explain any inconsistency.

Response. The referenced disclosure has been revised such that the entirety of the “Distribution Plan” section provides:

Rebecca Marquigny, Esq.

October [XX], 2020

The Fund has adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act that allows the Fund to pay distribution and/or service fees for the sale and distribution of Fund shares, and for services provided to shareholders. No Rule 12b-1 fees are currently paid by the Fund, and there are no plans to impose these fees. However, in the event Rule 12b-1 fees are charged in the future, because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. The maximum annual Rule 12b-1 fee is 0.25% of the average daily net assets of the Fund.

Comments on Part C

12.	Comment. Please ensure that all exhibits currently designated as “to be filed by amendment” for series of the Trust with effective registration statements are properly included and linked in the Part C.

Response. The Trust confirms that all exhibits designated in the Amendment as “to be filed by amendment” for series of the Trust with effective registration statements have been filed with the SEC and linked in the Part C.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

David W. Freese

APPENDIX A

MODEL INDEX CONSTRUCTION

INDEX NAME	COMPANY	CUSIP	ISIN	TICKER	INDEX WEIGHT
DEMZ Political Contributions Index	Adobe Inc.	00724F101	US00724F1012	ADBE	4.028889%
DEMZ Political Contributions Index	Advanced Micro Devices	007903107	US0079031078	AMD	0.978266%
DEMZ Political Contributions Index	Agilent Technologies Inc	00846U101	US00846U1016	A	4.938171%
DEMZ Political Contributions Index	Alphabet Inc A	02079K305	US02079K3059	GOOGL	4.902458%
DEMZ Political Contributions Index	Apple Inc.	037833100	US0378331005	AAPL	4.853606%
DEMZ Political Contributions Index	Avery Dennison Corp	053611109	US0536111091	AVY	3.478882%
DEMZ Political Contributions Index	Carmax Inc	143130102	US1431301027	KMX	1.379583%
DEMZ Political Contributions Index	Chipotle Mexican Grill Inc.	169656105	US1696561059	CMG	0.498080%
DEMZ Political Contributions Index	Citrix Systems Inc	177376100	US1773761002	CTXS	1.198475%
DEMZ Political Contributions Index	Colgate-Palmolive Co	194162103	US1941621039	CL	5.116572%
DEMZ Political Contributions Index	Consolidated Edison Inc	209115104	US2091151041	ED	5.077320%
DEMZ Political Contributions Index	Costco Wholesale Corp	22160K105	US22160K1051	COST	3.254755%
DEMZ Political Contributions Index	Electronic Arts	285512109	US2855121099	EA	1.173140%
DEMZ Political Contributions Index	Estee Lauder Cos. A	518439104	US5184391044	EL	1.561399%
DEMZ Political Contributions Index	Expeditors Intl of WA Inc	302130109	US3021301094	EXPD	3.751251%
DEMZ Political Contributions Index	Gartner Inc	366651107	US3666511072	IT	1.659516%
DEMZ Political Contributions Index	Hasbro Inc	418056107	US4180561072	HAS	0.880931%
DEMZ Political Contributions Index	Henry Schein Inc	806407102	US8064071025	HSIC	2.238619%
DEMZ Political Contributions Index	IQVIA Holdings Inc	46266C105	US46266C1053	IQV	2.364190%
DEMZ Political Contributions Index	Intl Business Machines Corp	459200101	US4592001014	IBM	4.735310%
DEMZ Political Contributions Index	Intl Flavors & Fragrances	459506101	US4595061015	IFF	2.299101%
DEMZ Political Contributions Index	Juniper Networks Inc	48203R104	US48203R1041	JNPR	2.005681%
DEMZ Political Contributions Index	Kohl's Corp	500255104	US5002551043	KSS	0.418863%
DEMZ Political Contributions Index	Live Nation Entertainment Inc.	538034109	US5380341090	LYV	0.743204%
DEMZ Political Contributions Index	M&T Bank Corp	55261F104	US55261F1049	MTB	5.297808%
DEMZ Political Contributions Index	Moody's Corp	615369105	US6153691059	MCO	4.050933%
DEMZ Political Contributions Index	NetApp Inc	64110D104	US64110D1046	NTAP	1.217995%
DEMZ Political Contributions Index	NetFlix Inc	64110L106	US64110L1061	NFLX	1.794536%
DEMZ Political Contributions Index	Nvidia Corp	67066G104	US67066G1040	NVDA	4.042692%
DEMZ Political Contributions Index	PVH Corp	693656100	US6936561009	PVH	0.368597%
DEMZ Political Contributions Index	Progressive Corp	743315103	US7433151039	PGR	4.763579%
DEMZ Political Contributions Index	Ralph Lauren Corp A	751212101	US7512121010	RL	0.642017%
DEMZ Political Contributions Index	Ross Stores Inc	778296103	US7782961038	ROST	1.625756%
DEMZ Political Contributions Index	Salesforce.com	79466L302	US79466L3024	CRM	2.273068%
DEMZ Political Contributions Index	Starbucks Corp	855244109	US8552441094	SBUX	3.519092%
DEMZ Political Contributions Index	Tiffany & Co	886547108	US8865471085	TIF	0.964411%
DEMZ Political Contributions Index	Twitter Inc	90184L102	US90184L1026	TWTR	0.520826%
DEMZ Political Contributions Index	Ulta Beauty, Inc	90384S303	US90384S3031	ULTA	0.566248%
DEMZ Political Contributions Index	Under Armour Inc-C	904311206	US9043112062	UA	0.415807%
DEMZ Political Contributions Index	Walt Disney Co	254687106	US2546871060	DIS	3.733553%
DEMZ Political Contributions Index	Western Digital Corp	958102105	US9581021055	WDC	0.666823%